

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via E-mail</u>
Josee Guibord
Director of Corporate Legal Services
Brookfield Renewable Energy Partners L.P.
73 Front Street, 5th Floor
Hamilton HM 12, Bermuda

> **Re: Brookfield Renewable Energy Partners L.P.**
> **Amendment No. 4 to Registration Statement on Form 20-F**
> **Filed January 10, 2013**
> **File No. 001-35530**

Dear Ms. Guibord:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 3. Key Information, page 13</u>

<u>3.A Selected Financial Data, page 13</u>

1.   Throughout this section, the presentation of the Redeemable/Exchangeable partnership units held by BAM should be revised to clearly identify these units not just as redeemable/exchangeable partnership units held by BAM, but as participating non-controlling interests – in an operating subsidiary – held by BAM, that are redeemable/exchangeable.

<u>3.D Risk Factors, page 16</u>

2.   It appears that you will rely on BRELP and, indirectly, the holdings entities and your operating entities to provide you with the funds necessary to pay distributions and meet

your financial obligations. We further note your risk factor on page 24 that Brookfield
will exercise substantial influence over you.

- This structure appears to be similar to pyramid control companies. Please revise your
risk factor disclosure to specifically describe the risks relating to pyramid control
companies, including but not limited to (i) separation of economic interests from
control, (ii) the ability to incur debt at multiple levels, and (iii) the ability to transfer
assets at non-arms-length values.

- We note your disclosure on page 195 that the declaration and payment of
distributions are subject to the discretion of the board of directors of the Managing
General Partner. Please revise your risk factor disclosure to describe the risks
associated with the incentive to increase the dividend payout in light of the fee
structure, including the equity enhancement and incentive distributions.

- Please also revise the first risk factor on page 28 to clarify that the amount of cash
you can distribute to your LP Unitholders depends upon the amount of cash generated
by BRELP, the holding entities and the operating entities and include separate risk
factor disclosure discussing the risks related to this dependence.

Item 5. Operating and Financial Review and Prospects, page 62

5.A Operating Results, page 62

Presentation to Public Stakeholders, page 62

3.   The description of the Redeemable/Exchangeable units should be revised to clarify that
        these units represent non-controlling interests in BRELP held by BAM (as opposed to
        redeemable/exchangeable units in Brookfield Renewable). Also, it should be clarified
        that these units are classified as equity as opposed to a liability because of Brookfield
        Renewable's ability to settle in limited partnership units. The discussion should be
        further expanded to explain why these units are classified as non-controlling interests in
        an operating subsidiary as opposed to an outstanding equity interest in Brookfield
        Renewable.

Net Asset Value, page 73

4.   Please explain why "participating non-controlling interests – in operating subsidiaries"
        are treated as a deduction in arriving at net asset value whereas the participating non-
        controlling interests in operating subsidiary held by BAM is not considered a deduction
        in arriving at net asset value. Likewise, please explain why net asset value per share is
        computed based on limited partnership units outstanding plus redeemable/exchangeable
        units in BRELP outstanding. It appears to us that the net asset value disclosed to public
        limited partnership unit holders should not include the net asset value attributable to the

non-controlling interest in BRELP. Conforming revisions/disclosures need to be provided throughout the document where net asset value is presented.

Equity, page 81

5.   Please revise your disclosures to clearly identify the Redeemable/Exchangeable partnership units as participating non-controlling interests in BRELP. Moreover, where you disclose the number of outstanding units "on a fully-exchanged basis" please explain that this measure assumes the exchange of limited partnership units of the registrant for the participating non-controlling interest in BRELP, which may or may not occur since BAM can elect to continue to hold its direct interest in BRELP rather than exchanging this interest for limited partnership units of the registrant.

6.   We note you discuss the participating Redeemable/Exchangeable non-controlling interest in operating subsidiaries held by BAM under "equity" headings in the financial statements and under Operating and Financial Review and Prospects, whereas the other participating non-controlling interests in operating subsidiaries are discussed under headings which identify these interests as participating non-controlling interests in operating subsidiaries. Refer, for example, to disclosures on pages 81, 105, and notes 18 and 22 to the annual consolidated financial statements. We think the organization of the disclosures serves to blur the distinction between limited partnership equity and non-controlling interests in your operating subsidiaries. Please revise your disclosures as appropriate to avoid any such ambiguity. For example, you might consider providing a heading in Item 5 and a separate financial statement footnote addressing the three different types of non-controlling interests outstanding with a separate discussion of limited partnership equity that does not include a discussion of the Redeemable/Exchangeable units.

Item 6. Directors, Senior Management and Employees, page 120

6.A Directors and Senior Management, page 120

Our Master Services Agreement, page 123

Management Fee, page 124

7.   Please revise your disclosure under this heading to show the components of the base management fee separately in addition to presenting this information in the aggregate. Please also revise your disclosure under this heading to present this information in a tabular format to facilitate an understanding of the components of the base management fee and the period to period changes in your total capitalization value as compared to the reference value. In addition, please revise your disclosure elsewhere regarding the calculation of the base management fee to cross-reference to the enhanced disclosure under this heading.

Audited Consolidated Financial Statements, page F-5

8.   Please tell us in detail your consideration of whether the revisions to the previously reported financial statements as of and for the two years ended December 31, 2011 discussed in note 27 represent a restatement of the financial statements that should be labeled as such. In doing so, please provide your assessment of materiality under ASC 250-10-S99. In this regard, we note the impact of the corrections on Limited Partners' Equity, net (loss) income attributable to limited partnership units and comprehensive income (loss) attributable to limited partnership units was significant. To the extent you determine to label the financial statements as restated, please be sure your auditors' reports refer to the financial statements as restated and references the footnote describing the restatement.

Consolidated Balance Sheets, page F-5

9.   On the face of the balance sheets, please identify the Redeemable/Exchangeable partnership units held by Brookfield Asset Management as participating non-controlling interests in operating subsidiary held by Brookfield Asset Management that are redeemable/exchangeable.

10.   Please tell us why you revised the former caption Limited partners' equity to limited partners units, as it appears this line item still represents limited partners' equity. In our view, the revised caption is less clear and might serve to blur the distinction between limited partners' equity and equity attributed to non-controlling interests.

11.   Please tell us why the fund unit liability is included below what appears to be the summation of total liabilities in the December 31, 2010 balance sheet. We note this liability is included in total liabilities on page F-27.

Note 27. Reclassification, page F-56

12.   Please revise your description of the revision to the financial statements to clearly state that the Redeemable/Exchangeable Partnership Units issued to BAM by BRELP have been reclassified from limited partners' equity to participating non-controlling interests in an operating subsidiary. Please disclose that the revisions were made in order to conform with the substance of the ownership interests, as required by IFRS, and explain why the revised classification is more reflective of the substance of the ownership interests.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Christopher A. Roehrig
        Torys LLP